William Slattery, CFA
Vice President
Listing Qualifications

By Electronic Mail

October 21, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on October 21, 2020 The Nasdaq Stock Market LLC (the "Exchange") received from Yellowstone Acquisition Company (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, consisting of one share of common stock and one-half of one warrant
Class A Common Stock, par value $0.001 per share, and
Warrants, exercisable for shares of Class A common stock

We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

